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                              May 12, 2020

       Philip Jiaqi Kuai
       Chief Executive Officer
       Dada Nexus Limited
       22/F, Oriental Fisherman's Wharf
       No.1088 Yangshupu Road
       Yangpu District, Shanghai
       People's Republic of China

                                                        Re: Dada Nexus Limited
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted May 6,
2020
                                                            CIK No. 0001793862

       Dear Mr. Kuai:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Risk Factors
       Risks Related to Doing Business in China, page 42

   1. We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations
of your auditor. Please include another risk factor that highlights recent developments
(e.g. Article 177 of PRC Securities Law effective March 2020)
                                                        possibly further
limiting an overseas regulator from conducting investigations or from collecting evidence
within the PRC.
 Philip Jiaqi Kuai
Dada Nexus Limited
May 12, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Change in Independent Auditor, page 103

2. Please amend your filing to include a dated exhibit 16.1 letter from PricewaterhouseCoopers Zhong Tian LLP that refers to disclosure herein.
Internal Control Over Financial Reporting, page 103

3. We note that you continue to implement a plan to remediate the material weakness that you identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

Description of American Depositary Shares
Governing Law, page 190

4. You state that the deposit agreement includes an exclusive jurisdiction provision as well as the right of the depositary to refer any claims brought for arbitration. Please further disclose here and in your risk factors how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders, whether these provisions apply to actions arising under the Securities Act or Exchange Act and address any question as to the enforceability of the arbitration provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.
General
FirstName LastNamePhilip Jiaqi Kuai
5. We note your presentation of total value of goods delivered (GMV) for JDDJ in your
Comapany NameDada Nexus Limited
       graphic. In order to provide proper balance to the presentation, please include disclosure of your continuing net losses.
May 12, 2020 Page 2
FirstName LastName
 Philip Jiaqi Kuai
FirstName LastNamePhilip Jiaqi Kuai
Dada Nexus Limited
Comapany NameDada Nexus Limited
May 12, 2020
Page 3
May 12, 2020 Page 3
FirstName LastName
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Z. Julie Gao, Esq.